Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: National City Corporation

Commission File No. 001-10074

On December 15, 2008, The PNC Financial Services Group, Inc. issued the following press release:

FEDERAL RESERVE APPROVES PNC’S NATIONAL CITY ACQUISITION

PITTSBURGH, Dec. 15, 2008 – The PNC Financial Services Group, Inc. (NYSE: PNC) today announced it has received approval from the Federal Reserve Board to complete its acquisition of National City Corporation (NYSE: NCC).

The Department of Justice has indicated that it will not object to the transaction provided that PNC divests 61 National City branches after close of the transaction.

PNC and National City shareholder meetings are scheduled for December 23. If approved by both sets of shareholders, PNC expects to complete the transaction by the end of 2008.

The PNC Financial Services Group, Inc. (www.pnc.com) is one of the nation’s largest diversified financial services organizations providing retail and business banking; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

Additional Information and Where to Find It

The proposed merger will be submitted to National City’s and PNC’s shareholders for their consideration. PNC has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a joint proxy statement/prospectus of PNC and National City that also constitutes a prospectus of PNC. PNC and National City have mailed the joint proxy statement/prospectus to their respective shareholders, and each of the companies plans to file with the SEC other relevant documents concerning the proposed merger. Shareholders and other investors are urged to read the joint proxy statement/prospectus (which was first mailed to PNC and National City shareholders on or about November 24, 2008) as well as any other relevant documents to be filed with the SEC in connection with the proposed merger or incorporated by reference into the joint proxy statement/prospectus (and any amendments or supplements to those documents), because they will contain important information. You may obtain a free copy of these documents, as well as other filings containing information about National City and PNC, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.nationalcity.com/investorrelations and www.pnc.com/secfilings. Copies of these documents and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Jill Hennessey, National City Corporation, Senior Vice President, Investor Relations, Department 2229, P.O. Box 5756, Cleveland, OH 44101-0756, (800) 622-4204; or to PNC Financial Services Group, Inc, Shareholder Relations at (800) 843-2206 or via e-mail at investor.relations@pnc.com.

National City and PNC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PNC or National City in connection with the proposed merger. Information about the directors and executive officers of National City is set forth in the proxy statement for National City’s 2008 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 7, 2008. Information about the directors and executive officers of PNC is set forth in the proxy statement for PNC’s 2008 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2008. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

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